United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Citigroup Inc.

Name of persons relying on exemption: Harrington Investments Inc.

Address of persons relying on exemption:

1001 2nd Street Suite 325 Napa, CA 94559

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Dear Fellow Citigroup Shareholder,

Harrington Investments, Inc. seeks your support for Proposal No. 9 on the Citigroup (“Citi” or “the Company”) 2023 proxy ballot. The resolved clause states:

Shareholders request that the Board of Directors adopt a policy for a time bound phase out of Citi’s lending and underwriting to projects and companies engaging in new fossil fuel exploration and development.

We urge investors to vote FOR Proposal No. 9 to protect shareholder value by holding the board accountable for managing material risks from the Company’s financing of new fossil fuel exploration and development.

Summary

•	Our Proposal is focused on Citi’s financing of new fossil fuel exploration and development, which is incompatible with the Company’s net zero commitment and the scientific consensus on what is required to limit warming to 1.5°C.

•	New fossil fuel exploration and development will not help to fulfill current energy shortfalls and harms investment portfolios by increasing climate-related systemic risk.

1

•	Citi’s failure to align financing practices with its commitment and the scientific consensus exposes the Company and its shareholders to material risks including regulatory, reputational and litigation risks. Citi also risks losing business to banks already phasing out financing for new fossil fuel exploration and development.

•	The proposed policy will provide greater transparency and accountability for Citi’s financing activities while allowing the Company to finance credible client transitions.

Climate change is the biggest long-term threat to financial markets

“We are on a highway to climate hell with our foot still on the accelerator.”

- UN Secretary General Guterrez at COP271

Climate change poses a massive systemic risk for the global economy and investment portfolios. The world hit a record level of carbon emissions in 20222 and is projected to warm by 2.5-3°C by 2100.3 Estimates of climate-related losses include: 18% global GDP loss by 2050 under a business-as-usual case (Swiss Re4); nearly 25% cumulative loss in global output in the next two decades if mitigation actions are not taken (BlackRock5); 10% GDP loss by 2050 for temperature increases above 3°C (Vanguard6); 15-20% cumulative reduction in GDP by 2100 and equities 10% permanently lower (Thinking Ahead Institute7); and a 12.9% decrease in European pension asset values if policies needed to limit warming to 2°C are delayed until 2030 (2022 Climate IORP Stress Test8).

The world needs to quickly slash emissions to meet the goals of the Paris Agreement,9 which will protect the global economy and investment and lending portfolios from the worst effects of climate change. Phasing out the exploration and development of new fossil fuels is an essential step in reversing our course. Citi, as one of the top financiers of fossil fuels, and its shareholders, have a unique and important role to play in helping make that change by adopting and supporting the policy requested in this Proposal.

_____________________________

1 https://www.cnbc.com/2022/11/07/were-on-a-highway-to-climate-hell-un-chief-guterres-says.html

2 https://www.bloomberg.com/news/articles/2023-03-02/global-co2-emissions-hit-record-in-2022-even-as-europe-s-dipped

3 https://climateactiontracker.org/global/cat-thermometer/

4 https://www.swissre.com/media/press-release/nr-20210422-economics-of-climate-change-risks.html

5 https://www.blackrock.com/corporate/literature/whitepaper/climate-aware-investing.pdf

6 https://corporate.vanguard.com/content/dam/corp/research/pdf/the_economics_of_climate_change.pdf

7 https://cdn.roxhillmedia.com/production/email/attachment/1090001_1100000/cb299e9d546ef327a6bd5a78de2c9474e0dd7434.pdf

8 https://www.eiopa.europa.eu/sites/default/files/financial_stability/occupational_pensions_stress_test/2022/report_-_iorp_stress_test_2022.pdf

9 https://www.ipcc.ch/report/ar6/wg3/downloads/report/IPCC_AR6_WGIII_SummaryForPolicymakers.pdf

2

New fossil fuel development is not aligned with the Paris Agreement and increases systemic risk

Scientific consensus on new fossil fuel exploration and development is clear: in order to limit warming to 1.5°C, the world cannot continue to develop new oil and gas fields or coal mines beyond those that have already been approved for investment10 (“new fossil fuel exploration and development” or “fossil fuel expansion”). Numerous organizations and research studies have concluded that emissions embedded in existing fossil fuel reserves are vastly greater than the carbon budget for 1.5°C and that existing fields are sufficient to satisfy global energy needs.11 Global coal, oil, and gas production need to decrease annually by an estimated 11%, 4%, and 3% respectively during this decade to limit warming to 1.5°C.12

“Investing in new fossil fuels infrastructure is moral and economic madness. Such investments will soon be stranded assets – a blot on the landscape, and a blight on investment portfolios.”13

- UN Secretary General Guterrez at launch of IPCC’s April 2022 report

New fossil fuel exploration and development will either cook the planet or add trillions of dollars to the fossil fuel assets that will be stranded from the energy transition.14 Modeling by Carbon Tracker identifies significant stranded asset risk for the oil and gas industry over the next decade, finding that if business-as-usual investment behaviour continues then $1tn in capital would potentially be spent on new projects that are incompatible with a Paris scenario.… Under the ‘no new projects’ assumption of [IEA’s 1.5°C scenario] this rises to $1.9tn.15 These figures equate to reduced financial returns if society does succeed in limiting global temperature to well-below two degrees.

The world will not be able to stay within 1.5°C if new fossil fuel exploration and development continues, and investment portfolios, including Citi’s overall lending portfolio, will be harmed by the increased physical and transition risks. Profits from new exploration and development will flow to a handful of fossil fuel companies and their financiers, but increased systemic risks will be borne by all. In opposition to this Proposal, banks including Citi cite potential negative effects on the economy from accelerating our transition away from fossil fuels. Their argument seems to completely ignore the costs of delayed climate action, which have been shown to greatly exceed the costs of taking action early. “An immediate… transition will be less costly in the long run.”16

Development of new fossil fuel assets will not meet global energy shortfalls

The fossil fuel industry has been seeking to exploit the invasion of Ukraine and resulting energy insecurity as an opportunity to lock in decades of further fossil fuel dependence, even though the crisis has accelerated the transition away from fossil fuels.17

_____________________________

10 https://www.iisd.org/system/files/2022-10/navigating-energy-transitions-mapping-road-to-1.5.pdf

11 For example: https://carbontracker.org/reports/unburnable-carbon-ten-years-on/

12 https://productiongap.org/

13 https://laopdr.un.org/en/176912-message-un-secretary-antónio-guterres-launch-third-ipcc-report

14 https://www.ipcc.ch/report/ar6/wg3/downloads/report/IPCC_AR6_WGIII_FullReport.pdf, p. 1582

15 https://carbontracker.org/reports/unburnable-carbon-ten-years-on/

16 https://www.ecb.europa.eu/press/blog/date/2022/html/ecb.blog221118~e416e71aba.en.html

17 https://www.iea.org/reports/renewables-2022/executive-summary

3

Citi contends that its current climate strategy of “investment rather than divestment” is needed to “ensure that the world’s energy needs continue to be met while the system decarbonize.” However, new fossil fuel exploration and development will not help to fill current energy shortfalls. According to the IEA “…lasting solutions to today’s crisis lie in reducing demand via the rapid deployment of renewables, energy efficiency and other low emissions technologies… Nobody should imagine that Russia’s invasion can justify a wave of new large-scale fossil fuel infrastructure in a world that wants to limit global warming to 1.5°C.”18 Europe has already cut its natural gas demand by 13%, with record wind and solar installations contributing to this decrease,19 and will further reduce fossil fuel use as it seeks to obtain 45% of its energy from renewables by 2030.20

Citi’s committed to 1.5°C

On her first day as CEO, Jane Fraser vowed Citi would achieve net-zero greenhouse-gas emissions in its financing activities by 2050.21

Citi is a member of the Net Zero Banking Alliance. To join the NZBA, Citi signed a statement22 committing the Company to:

•	Align its financed emissions with pathways to net-zero by 2050, “consistent with a maximum temperature rise of 1.5°C above pre-industrial levels by 2100;”

•	Use decarbonization scenarios which “are no/low overshoot”[23] and “rely conservatively on negative emissions technologies;” and

•	Prioritize “the most GHG-intensive and GHG-emitting sectors” in its portfolio.

The same level of accountability and expectation that applies to the Company’s other business commitments should apply to Citi’s climate commitment, especially since the commitment to net zero and 1.5°C was made by the Company’s CEO and is the cornerstone of the Company’s climate strategy and disclosures, and given the ramifications for the global economy and all investment portfolios (including Citi’s overall lending portfolio) if fossil fuel expansion continues.

_____________________________

18 https://www.iea.org/commentaries/what-does-the-current-global-energy-crisis-mean-for-energy-investment

19 https://www.iea.org/commentaries/europe-s-energy-crisis-what-factors-drove-the-record-fall-in-natural-gas-demand-in-2022

20 https://energy.ec.europa.eu/topics/renewable-energy/renewable-energy-directive-targets-and-rules/renewable-energy-targets_en

21 https://www.bloomberg.com/news/articles/2021-03-01/on-fraser-s-first-day-as-citi-ceo-bank-vows-net-zero-emissions#xj4y7vzkg

22 https://www.unepfi.org/wordpress/wp-content/uploads/2021/04/UNEP-FI-NZBA-Commitment-Statement.pdf

23 A no/low overshoot scenario seeks to minimize any temporary increase in temperature above the long-term goal of 1.5°C.

4

Citi continues financing fossil fuel expanders despite its 1.5°C commitment

Citi’s policies and practices are not aligned with its commitment to align its financed emissions with a 1.5°C pathway to net zero by 2050. Citi is the world’s second largest fossil fuel funder, providing $285 billion in lending and underwriting to fossil fuel companies during 2016-2021, including $104 billion to 100 top companies engaged in new fossil fuel exploration and development.24 Citi’s existing commitments do not equate to alignment. Under its 2030 absolute emissions target for energy, Citi can continue to finance new fossil fuel exploration and development, locking in future emissions and increasing stranded asset risk.

By continuing to finance companies involved in new fossil fuel exploration and development, Citi is not aligning with a 1.5°C pathway, which makes it unlikely that it will meet its net zero target or NZBA commitment.

As the UN convened High-Level Expert Group on net zero standards recently stated: “Non-state actors [including banks] cannot claim to be net zero while continuing to build or invest in new fossil fuel supply.”25 In the opinion of the proponent, Citi has been unable to explain how it will meet its commitments while continuing to finance companies expanding fossil fuels.

Citi’s financing of new fossil fuel exploration and development knowingly ignores the scientific consensus on required actions to limit warming to 1.5°C and contradicts Citi’s climate disclosures it claims are “aligned with climate science.”26 Citi’s failure to align financing practices with its commitment and the scientific consensus exposes the Company and its shareholders to material risks including regulatory, reputational and litigation risks from allegations of greenwashing.

Regulators are concerned and skeptical about banks’ climate commitments and starting to take enforcement action

Banking regulators in the U.S. and Europe continue to express concerns about banks not living up to their climate commitments. The Office of the Comptroller of the Currency spoke about greenwashing risks in its 2021 proposal on climate accountability of banks, noting that “… where banks engage in public communication of their climate-related strategies, boards and management should ensure that any public statements about their banks’ climate-related strategies and commitments are consistent with their internal strategies and risk appetite statements.”27 The FDIC28 and the Federal Reserve29 have proposed similar guidance in the past year. A top ECB supervisor recently warned that: "If banks do not meet the targets they have announced or follow the climate strategy they have communicated, they expose themselves to litigation and reputational risks... failing to meet commitments to align their activities with the goals of the Paris Agreement may increase the likelihood of legal obligations being enforced.”30 A recent Federal Reserve study expressed skepticism about banks’ actions, finding that most of the restrictions that Global Systemically Important Banks are using for high-emission activities appear “symbolic, seemingly to avoid reputational damage…”31

_____________________________

24 http://bankingonclimatechaos.org/

25 https://www.un.org/sites/un2.un.org/files/high-level_expert_group_n7b.pdf

26 Citi 2022 TCFD Report, https://www.citigroup.com/rcs/citigpa/storage/public/taskforce-on-climate-related-financial-disclosures-report-2022.pdf, p. 18

27 https://www.occ.gov/news-issuances/news-releases/2021/nr-occ-2021-138a.pdf

28 https://www.fdic.gov/news/financial-institution-letters/2022/fil22013.html

29 https://www.federalreserve.gov/newsevents/pressreleases/other20221202b.htm

30 https://www.reuters.com/markets/europe/banks-face-legal-risks-if-they-dont-stick-climate-goals-ecb-says-2022-09-22/

31 https://www.federalreserve.gov/econres/ifdp/files/ifdp1368.pdf, p. 18

5

Regulators are beginning to crack down on banks’ greenwashing of climate commitments. Several big banks and their asset management arms have been sanctioned and investigated for misleading statements and disclosures in the past year. Deutsche Bank was raided and is under investigation by the SEC and the German regulator BaFin.32 Goldman Sachs33 and Bank of NY Mellon34 were hit with multi-million-dollar fines by the SEC. HSBC35 had to pull advertisements of its climate-related initiatives and was told by a UK regulator “to ensure that future marketing communications featuring environmental claims… did not omit material information about its contribution to carbon dioxide and greenhouse gas emissions." Royal Bank of Canada is also being investigated on climate-related marketing practices.36

Regulatory risks from making misleading claims, including fines and settlements, are expected to increase with greater regulation of climate-related disclosures anticipated in the future. The SEC, the European Commission, the UK government’s Transition Plan Taskforce and the International Sustainability Standards Board are among regulators working on new rules that will raise standards and expectations for climate-related disclosures, which could lead to increased regulatory risk for banks not following through on climate commitments.

Citi recognizes that missing climate targets constitutes a financial risk

Citi acknowledged the reputational damage that could result from missing climate commitments in the risk identification section of its latest Task Force on Climate-related Financial Disclosures (“TCFD”) report:

“Climate drivers can increase reputational risk if Citi is perceived not to be meeting, sufficiently progressing or providing sufficient transparency on its climate-related commitments”37

_____________________________

32 https://www.reuters.com/business/finance/deutsche-banks-dws-allegations-greenwashing-2022-06-09/

33 https://www.sec.gov/news/press-release/2022-209

34 https://www.sec.gov/news/press-release/2022-86

35 https://www.bloomberg.com/news/articles/2022-10-18/hsbc-breached-advertising-code-with-green-posters-watchdog-says

36 https://www.reuters.com/world/americas/canadas-watchdog-launches-investigation-into-rbc-over-climate-complaints-2022-10-12/

37 Citi 2022 TCFD Report, https://www.citigroup.com/rcs/citigpa/storage/public/taskforce-on-climate-related-financial-disclosures-report-2022.pdf, p. 40

6

Citi’s disclosure of reputational risk may be amplified by concerns about climate-related litigation. A recent study found that the cumulative number of climate change-related litigation cases has more than doubled since 2015, that cases against corporate actors are increasingly targeting sectors beyond fossil fuel companies including the financial sector, and that litigation against climate-related greenwashing is gaining pace.38 Similar conclusions were reached in a report by the Network for Greening the Financial System, which also found that “the potential magnitude of the financial impact of these litigations on financial and non-financial entities is very large.”39 The litigation risk has already materialized for BNP Paribas, the largest bank in France and the largest European funder of fossil fuel expansion. It was recently sued by three French NGOs which are asking the bank to comply with the French duty of vigilance law and stop its support of fossil fuel expansion.40

The Company’s efforts to appear responsive to climate concerns have been tarnished by reportedly supporting new financing of coal operations in Russia in 2021.41 Further, in September 2022, CEO Jane Fraser was questioned in US Congress about Citi’s continued business with Russian fossil fuel companies and traders, including Gazprom, Lukoil and Vitol.42

Citi’s acknowledgement of risk is not equivalent to adequate risk management. The acknowledgement must be followed with concrete steps to reduce Citi’s exposure to these risks.

Citi is lagging its peers and risks losing business as clients transition to net zero

More than half of the top 25 European banks now have a policy on new oil and gas exploration and development.43 Four banks have restricted both corporate and project finance and eleven banks have restricted project finance for new oil and gas.

The four banks with both corporate and project finance restrictions on new oil and gas exploration and development are Santander, La Banque Postale, Danske Bank and Commerzbank:

•	Santander, the 5th largest bank in Europe, has committed to not finance new clients expanding oil (in addition to not providing project-related financing for new oil fields).[44]

•	La Banque Postale, one of the few banks globally whose decarbonization targets have been verified by the Science Based Targets initiative, has not only committed to excluding “companies involved in oil and gas expansion” but also to a “complete withdrawal from the oil & gas industries by 2030”[45] and has said that this commitment is “an essential step in meeting its SBTi-certified climate trajectory.”[46]

_____________________________

38 https://www.lse.ac.uk/granthaminstitute/wp-content/uploads/2022/08/Global-trends-in-climate-change-litigation-2022-snapshot.pdf

39 https://www.ngfs.net/sites/default/files/medias/documents/climate_related_litigation.pdf

40 https://www.oxfam.org/en/press-releases/french-ngos-take-bnp-paribas-court-worlds-first-climate-lawsuit-against-commercial

41 https://www.responsible-investor.com/net-zero-by-2050-banks-line-up-debut-usd-bond-for-russia-s-largest-coal-company/

42 https://www.banktrack.org/article/us_banks_under_scrutiny_in_congress_over_continued_business_with_russian_oil_and_gas

43 15 of the top 25 banks, which include 11 banks included in ShareAction’s Dec 2022 report (https://api.shareaction.org/resources/reports/ShareAction_Banking_Survey_2022-final.pdf) and 4 banks with new policies since the report: BBVA, Crédit Agricole, HSBC and Nordea. Policies on coal expansion were excluded.

44 https://www.santander.com/content/dam/santander-com/en/contenido-paginas/nuestro-compromiso/pol%C3%ADticas/do-environmental-social-and-climate-change-risk-policy-en.pdf

45 https://www.labanquepostale.com/content/dam/lbp/documents/communiques-de-presse/en/2021/cp-en-lbp-sbti-oil-gaz.pdf

46 https://www.lapostegroupe.com/en/news/la-banque-postale-is-stepping-up-its-decarbonisation-strategy

7

•	Danske Bank has committed to stop providing corporate finance for oil & gas exploration and production companies that “intend to expand supply of oil and gas beyond what was approved for development by 31st of December 2021” (and has also committed to stop “any project finance for expansion of oil & gas exploration and production”).[47]
•	Commerzbank has committed to “not enter into new business relationships with companies planning to expand oil and gas activities” (in addition to committing to not fund “any oil and gas development projects”).[48]

The banks that have project finance restrictions include HSBC, the largest bank in Europe and the second largest European funder of fossil fuels. HSBC became the largest bank globally to adopt a policy on oil and gas expansion when it committed to not directly financing new oil and gas fields in December. In announcing the new policy, HSBC stated: “Guidance from international energy and scientific bodies indicates that forecasted global oil and gas demand out to 2050 in a net zero scenario is more than met by existing known fields. Whilst the war in Ukraine will impact on supply choices in the short term, it does not change the overall demand trajectory required to reach net zero by 2050. We will therefore no longer provide upstream finance (through lending or capital markets) for the specific purposes of new oil and gas fields and related infrastructure whose primary use is in conjunction with new fields.”49 Mizuho Financial, a top 10 financier of fossil fuels globally, is another example of a non-U.S. bank that will end relationships if clients cannot meet decarbonization expectations.50

The Company theorizes that the proposed policy could “result in clients shifting to financial institutions that lack such climate commitments.” Yet, Citi’s peers have concluded that restricting financing for new oil and gas exploration and development is necessary to meet their climate goals, which raises questions not just about the credibility of Citi’s net zero commitment but also about the Company’s competitiveness as the world moves away from fossil fuels. As corporations and investors transition to net zero, many of them may consider the climate alignment of their banking providers when awarding new business. Tools already exist that allow clients to rank banks based on such alignment.51 Analyses using such tools have found Citi to be a laggard among its peers.52

_____________________________

47 https://danskebank.com/-/media/danske-bank-com/file-cloud/2017/5/danske-bank-position-statement-fossil-fuels.pdf

48 https://www.commerzbank.com/media/presse/archiv_1/mitteilungen/2021/20211213_PR_fossil_fuel_policy.pdf

49 https://www.hsbc.com/news-and-media/hsbc-news/our-energy-policy-to-support-net-zero-transition (Energy Policy, p. 2)

50 https://www.mizuhogroup.com/binaries/content/assets/pdf/mizuhoglobal/news/2022/12/20221229_2release_eng.pdf

51 https://anthropocenefii.org/afii-the-box#00bf8952-e9e5-41af-96a8-160c555ca8a0

52 https://www.bloomberg.com/news/articles/2023-02-28/banks-need-even-bigger-low-carbon-pivot-to-avert-climate-crisis

8

Weakened self-governance and external pressure require more explicit financing restrictions on fossil fuels

Major banks like Citi need more accountability on their climate commitments because industry-led initiatives have lost their credibility, and partisan pressure may weaken bank commitments. Voluntary initiatives cannot be solely relied upon to hold the banks accountable. The major banks weakened a key integrity mechanism for the industry-led efforts Glasgow Financial Alliance for Net Zero (GFANZ) and NZBA when new financing criteria were introduced by the UN Race to Zero last year. The banks threatened to leave the alliances because the criteria required banks to restrict financing for fossil fuel expansion. To appease the banks, the alliances cut ties with the Race to Zero criteria, which had been a key external validation mechanism for the GFANZ and NZBA.53 It appears that the banks were happy to reap the public relations benefits of the voluntary efforts but balked when the participation got in the way of their business-as-usual financing of fossil fuels.

The Proposal is aligned with regulatory developments on climate risk management

Beyond greenwashing concerns, regulators are paying closer attention to banks that are not adequately prepared to manage climate risks, including requiring banks to conduct stress tests and scenario analyses. The Federal Reserve is conducting a climate scenario analysis with the six largest U.S. banks including Citi to “enhance the ability of supervisors and firms to measure and manage climate-related financial risks.”54 EU financial regulators recently announced a plan for a comprehensive stress test of the financial sector’s resilience to climate-related risks with special focus on the EU's 2030 goal to reduce greenhouse gas emissions by at least 55%.55 The European Central Bank found in 2022 that banks are significantly underestimating the breadth and magnitude of climate-related and environmental risks and are “far from adequately” managing them. The ECB expects banks to align with its expectations for management of climate and environmental risks by the end of 2024 and has said that “[T]he deadlines will be closely monitored and, if necessary, enforcement action will be taken.”56 Although Citi faces fewer prescriptive requirements for scenario analysis and alignment than its European peers, the Company cannot afford to fall behind given the enterprise and systemic risks associated with policies unaligned with its commitments.

_____________________________

53 https://www.ft.com/content/0affebaa-c62a-49d1-9b44-b9d27f0b5600

54 https://www.federalreserve.gov/newsevents/pressreleases/other20220929a.htm

55 https://www.esgtoday.com/eu-regulators-to-conduct-financial-system-wide-climate-stress-test/

56 https://www.bankingsupervision.europa.eu/press/pr/date/2022/html/ssm.pr221102~2f7070c567.en.html

9

Sectoral policies are required to align Citi’s financing practices with the Paris Agreement

Citi is unlikely to meet its climate commitments without a policy to phase out its financing of new fossil fuel exploration and development. The proposed policy will provide greater transparency and accountability for Citi’s fossil fuel financing activities and help mitigate material risks to shareholders.

Companies in the fossil fuel industry have not yet demonstrated that they plan to transition their businesses in alignment with 1.5°C.57 At present, few large oil and gas companies are planning to reduce future production (although not by the significant amounts required by 1.5°C), and none are planning to stop making new investments in exploration and development. The 20 largest producers in the S&P global oil index approved $166 billion in investments in new oil and gas fields from January 2021 to March 2022, with almost all of this investment incompatible with 1.5°C (based on production cost as a measure of stranding risk).58

The Proposal does not limit Citi’s ability to engage with clients

Citi notes in its opposition statement that a phase out “could lead to a disorderly transition that fails to accommodate critical energy security considerations and the workers and communities that could be harmed.” Citi notes its strategy is “robust client engagement” and contends that this strategy will “drive decarbonization” of loan portfolios.

However, given the unwillingness of fossil fuel companies to commit to credible decarbonization strategies, the financing that banks provide to such clients is not being used to transition their businesses. Without any financing restrictions, banks will continue to finance new exploration and development, which makes it unlikely that they will meet their climate targets and will expose shareholders to material regulatory, reputational and litigation risks.

Yet, the Company’s existing disclosures, including its 2022 TCFD Report, fail to provide meaningful insight into its strategy for engaging with high-emissions clients. Concerning the 2022 TCFD Report, Sierra Club notes, “the report includes only vague information about Citi’s client engagement process, and does not provide adequate expectations, standards, or timelines for how it will escalate engagement with polluting clients to ensure they align with the bank’s climate commitments.”59

The Proposal is intended to enable support for Citi’s energy clients’ low-carbon transition, as long as clients’ transition strategies are aligned with credible climate commitments.

_____________________________

57 Among studies reaching this conclusion: https://journals.plos.org/plosone/article?id=10.1371/journal.pone.0263596

58 https://carbontracker.org/reports/paris-maligned/

59 https://www.sierraclub.org/press-releases/2023/03/citi-report-reveals-marginal-progress-emissions-targets-disclosures

10

The proposed policy can serve as a tool to mitigate systemic risk from climate change

Major banks like Citi are key capital providers to the fossil fuel industry. The banks are expected to provide 36% of all the financing that fossil fuel companies need in 2023 (21% is expected to come from lending and 15% from debt and equity underwriting).60 Given that bank financing is a key enabler of fossil fuel expansion and that fossil fuel expansion increases systemic risk, supporting this Proposal is an opportunity for investors to mitigate climate risks that affect all investment and lending portfolios. Mainstream investors seem to already be assuming that oil and gas production is in a secular decline and are making capital allocations accordingly.61 The banks should also allocate capital consistent with this expectation and provide accountability to investors about this outcome through the adoption of the proposed policy.

The Proposal affords management with flexibility and allows for financing of credible client transitions

The Proposal this year calls for a policy to phase-out Citi’s financing instead of one to end its financing of new fossil fuel exploration and development. This change responds to banks' concerns that last year’s proposal would have forced them to cease their financing of the oil and gas sector immediately.

Citi notes that its strategy is “about investment rather than divestment” and presumes that “The proposal… assumes that terminating lending and underwriting relationships must be the primary strategy to fulfill the IEA’s Net Zero Emissions by 2050 Roadmap.” However, the proposal does not require the termination of existing client relationships. Rather, the phase-out approach uses the power of the banks to guide their clients towards a credible transition, whether it is through financial mechanisms or otherwise.

The Proposal also provides a carve-out for financing of companies that are making a credible transition, in response to concerns that last year’s proposal would have prevented the banks from financing their clients’ transition. We support Citi’s financing the low-carbon transition of its clients but expect that the Company follows best practices for clients making a credible transition, which include reducing scopes 1-3 absolute emissions and allocating capital in line with science-based, independently verified short, medium and long-term decarbonization targets. (Organizations like the Science Based Targets initiative and Transition Pathway Initiative can provide independent verification of decarbonization targets.) The Proposal does not preclude financing of investments in existing fields to manage their production and to reduce operational emissions.

_____________________________

60 https://www.ief.org/focus/ief-reports/upstream-investment-report-2023

61 https://www.bloomberg.com/news/articles/2023-03-04/oil-producers-hand-128-billion-to-investors-as-doubts-grow-about-future-of-fossil-fuels; https://www.dallasfed.org/~/media/Images/research/surveys/des/2022/2201/des2201c5.png

11

Conclusion

The world needs to phase out fossil fuel expansion to avoid the worst effects of climate change. As long as the expansion continues, we are locking in carbon emissions, adding to stranded assets and increasing systemic risk for investment portfolios. Our ask is for a policy to specify when the financing for fossil fuel expansion is going to stop. We are asking Citi to codify the inevitable, to be held accountable for its climate commitments and to allay investor fears on greenwashing.

We urge shareholders concerned with the material risks of Citi not meeting its climate commitments, investors concerned with the systemic effects of catastrophic climate change, and anyone concerned with the kind of a world that we will bequeath to future generations to support this Proposal.

Sincerely,

John C. Harrington

President

Harrington Investments, Inc.

Shareholders are urged to vote FOR Proposal No. 9.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Harrington Investments, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Harrington Investments, Inc. urges shareholders to vote for Item No. 9 following the instructions provided on management's proxy mailing.

The views expressed are those of the authors and Harrington Investments, Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

12